UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 21)

INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 Attention: Robert J. Endicott Telephone (314) 259-2447
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 24, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

(Continued on the following pages)

_______________________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Solstice Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Alticor Global Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

47,625,840
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

47,625,840
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,625,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%
14	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

This Amendment No. 21 to Schedule 13D (this "Amendment No. 21") amends the initial Statement on Schedule 13D filed March 14, 2003 of Pyxis Innovations Inc. ("Pyxis"), Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.) and Alticor Global Holdings Inc. (the "Initial Schedule 13D"), as amended by (1) Amendment No. 1 filed July 22, 2003 ("Amendment No. 1"), (2) Amendment No. 2 filed September 24, 2004 ("Amendment No. 2"), (3) Amendment No. 3 filed June 23, 2006 ("Amendment No. 3"), (4) Amendment No. 4 filed August 28, 2006 ("Amendment No. 4"), (5) Amendment No. 5 filed July 25, 2007 ("Amendment No. 5"), (6) Amendment No. 6 filed January 16, 2008 ("Amendment No. 6"), (7) Amendment No. 7 filed September 19, 2008 ("Amendment No. 7"), (8) Amendment No. 8 filed March 26, 2009 ("Amendment No. 8"), (9) Amendment No. 9 filed August 19, 2009 ("Amendment No. 9"), (10) Amendment No. 10 filed February 3, 2010 ("Amendment No. 10"), (11) Amendment No. 11 filed August 5, 2010 ("Amendment No. 11"), (12) Amendment No. 12 filed October 4, 2010 ("Amendment No. 12"), (13) Amendment No. 13 filed March 17, 2011 ("Amendment No. 13"), (14) Amendment No. 14 filed November 10, 2011 ("Amendment No. 14"), (15) Amendment No. 15, filed July 31, 2012 ("Amendment No. 15"), (16) Amendment No. 16, filed December 12, 2012 ( "Amendment No. 16"), (17) Amendment No. 17 filed May 31, 2013 ("Amendment No. 17"), (18) Amendment No. 18 filed January 7, 2015 ("Amendment No. 18"), (19) Amendment No. 19 filed August 25, 2016 ("Amendment No. 19") and (20) Amendment No. 20 filed January 5, 2017 ("Amendment No. 20").

Amendment No. 20, Amendment No. 19, Amendment No. 18, Amendment No. 17, Amendment No. 16, Amendment, No. 15, Amendment No. 14, Amendment No. 13, Amendment No. 12, Amendment No. 11, Amendment No. 10, Amendment No. 9, Amendment No. 8, Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Initial Schedule 13D are collectively referred to in this Amendment No. 20 as the "Previous Filings."  To the extent any item is superseded by a later filing, the later filing is operative and controlling.  As noted therein, Amendment No. 8 restated certain information previously included in the Initial Schedule 13D and Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2 and Amendment No. 1.  Except as otherwise set forth herein, this Amendment No. 21 does not modify any of the information previously reported in the Previous Filings.

Explanatory Note

This Amendment No. 20 is filed for the purpose of reporting the resignation from the Board of Directors of the Issuer of one of the individuals as to which Pyxis had the right to designate as a member of the Board by the Issuer, as described further in Item 4 below.

Item 1.	Security and Issuer.

Name of Issuer:

Interleukin Genetics, Inc.

Title of Class of Equity Securities:

SCHEDULE 13D

Common Stock $.001 Par Value

Address of Issuer's Principal Executive Office:

135 Beaver Street Waltham, MA 02452

Item 2.	Identity and Background.

The information set forth in Item 2 of Amendment No. 20 is incorporated herein by reference.  Item 2 is hereby amended as follows: (i) Roger C. Colman no longer serves as Vice President of Pyxis; and (ii) Colin N. Seegmiller now serves as Assistant Treasurer for each of Alticor Inc. (his employer), Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of Amendment Nos. 8, 9, 10, 12, 14, 15 and 19 is incorporated herein by reference.
Item 4.	Purpose of Transaction.

The information set forth in Item 4 of Amendment Nos. 8, 15, 16, 17, 18, 19 and 20 is incorporated herein by reference.

(d) As previously disclosed, on July 29, 2016, the Issuer entered into a Securities Purchase Agreement (the "2016 Purchase Agreement") with various accredited investors (the "Purchasers"), pursuant to which the Issuer sold securities to the Purchasers in a private placement transaction (the "Offering"). Under the terms of the 2016 Purchase Agreement, following the Offering the number of persons which was to constitute the entire Board of the Issuer was to remain at eight, and Pyxis retained the right to designate two of the eight directors.  Under the 2016 Purchase Agreement, Joseph M. Landstra remained as a Class I director with a term ending at the 2016 annual meeting of stockholders and Roger C. Colman remained as a Class III director with a term ending at the 2018 annual meeting of stockholders.  Mr. Colman had previuosly resigned as a director, effective as of December 30, 2016.

On July 24, 2017, Joseph M. Landstra informed the Issuer of his decision to resign from the Board of the Issuer effective immediately, including all committees thereof.  Prior to such resignation Mr. Landstra had served as the Pyxis designee as the Class I director and member of the Audit Committee. Pyxis has not and does not intend to appoint a successor to Mr. Landstra at this time, and as a result currently has no representatives on the Board of the Issuer.

Item 5.	Interest in Securities of the Issuer.

SCHEDULE 13D

(a) Pyxis beneficially owns 47,625,840 shares of the Issuer's Common Stock, which is approximately 20.3% of the sum of (i) the number of the Issuer's Common Stock that was outstanding as of May 10, 2017 (as reported in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission) plus (ii) the number of shares that would have been outstanding upon exercise of all of the Warrants issued to Pyxis in the Offering and held by Pyxis as of May 10, 2017 (as further described below).
          Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. may be deemed to beneficially own the same 47,625,840 shares of the Issuer's Common Stock.
The number of shares reported in this Item 5(a) includes (i) 42,595,659 shares of Common Stock owned directly by Pyxis and (ii) 5,030,181 shares of Common Stock issuable to Pyxis upon exercise of the Warrants issued to it in the Offering, in each case as of May 10, 2017.  In determining Pyxis' beneficial ownership percentage above, a division calculation is used wherein 47,625,840 is the numerator and the denominator is equal to the sum of: (x) 229,471,392 shares of the Issuer's Common Stock outstanding as of May 10, 2017, as reported in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, and (y) 5,030,181 shares of Common Stock issuable to Pyxis upon exercise of such Warrants. In addition, these calculations assume no outstanding warrants, options or other rights to obtain Common Stock have been exercised by their holders except for the exercise of the Warrants by Pyxis as described herein or as otherwise indicated by the Issuer.
None of the other persons named in Item 2 of Amendment No. 20 is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.
(b) Pyxis holds the sole power to vote and dispose of the securities of Issuer that it holds.  Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. have the power to direct the voting and disposition of the securities of the Issuer held by Pyxis by virtue of their direct or indirect control of Pyxis.
(c) None

(d) Not applicable

(e) Not applicable

The responses to (a) of this Item 5 are "Not Applicable" for the Directors and Officers named in Item 2 of this Amendment No. 21.  The responses to paragraph (b) and (c) of this Item 5 are "Not Applicable" and "None", respectively, for Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc., and the Directors and Officers named in Item 2 of this Amendment No. 21.

In addition, the information included in Item 4 above is incorporated herein by reference.

SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of Amendment No. 8 and in Item 4 of Amendment Nos. and 9, 10, 11, 12, 13, 17, 19 and 20 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

The following exhibits are filed as exhibits hereto:

Number         Description
99.1
(i)  Stock Purchase Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on March 5, 2003).

(ii)  Amendment No. 1 to Stock Purchase Agreement, dated May 20, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on May 30, 2003).

(iii)  Second Amendment to Stock Purchase Agreement, dated March 5, 2005, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.41 to the Issuer's Form 10-K for the year ended December 31, 2004).

(iv)
 Third Amendment to Stock Purchase Agreement, dated June 29, 2012, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.5 to the Issuer's Form 8-K filed on July 2, 2012).

99.2
(i)  Stock Purchase Agreement, dated August 17, 2006, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 28, 2006).

(ii)  First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.14 to Amendment No. 7 filed September 19, 2008).

       (iii)  Second Amendment to Stock Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.3(iii) to Amendment No. filed March 26, 2009).

99.3
(i)  Exclusive License Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K filed on March 5, 2003).

SCHEDULE 13D

(ii)  *First Amendment to Exclusive License Agreement, dated September 1, 2008, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 99.16 to Amendment No. 7 filed September 19, 2008).

99.4
Common Stock Purchase Agreement, dated May 17, 2013, by and between the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 20, 2013).

99.5
Registration Rights Agreement, dated May 17, 2013, by and among Interleukin and the Purchasers, Pyxis Innovations Inc., Delta Dental Plan of Michigan, Inc. and BTIG, LLC (hereby incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on May 20, 2013).

99.6
Securities Purchase Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).

99.7
Registration Rights Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).

99.8
Joint Filing Agreement dated September 24, 2004 between Pyxis Innovations Inc., Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.), and Alticor Global Holdings Inc. (hereby incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on September 24, 2004).

__________________
* Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.

* * * * *

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2017	PYXIS INNOVATIONS INC.

By: /s/ Rainey S. Repins
Rainey S. Repins, Assistant Secretary

Dated: August 4, 2017	ALTICOR INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

Dated: August 4, 2017	SOLSTICE HOLDINGS INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

Dated: August 4, 2017	ALTICOR GLOBAL HOLDINGS INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

SCHEDULE 13D

EXHIBIT INDEX

Number         Description
99.1
(i)  Stock Purchase Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on March 5, 2003).

(ii)  Amendment No. 1 to Stock Purchase Agreement, dated May 20, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on May 30, 2003).

(iii)  Second Amendment to Stock Purchase Agreement, dated March 5, 2005, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.41 to the Issuer's Form 10-K for the year ended December 31, 2004).

(iv)
Third Amendment to Stock Purchase Agreement, dated June 29, 2012, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.5 to the Issuer's Form 8-K filed on July 2, 2012).

99.2
(i)  Stock Purchase Agreement, dated August 17, 2006, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 28, 2006).

(ii)  First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.14 to Amendment No. 7 filed September 19, 2008).

        (iii)  Second Amendment to Stock Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.3(iii) to Amendment No. 8 filed March 26, 2009).

99.3
(i)  Exclusive License Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K filed on March 5, 2003).

(ii)  *First Amendment to Exclusive License Agreement, dated September 1, 2008, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 99.16 to Amendment No. 7 filed September 19, 2008).

99.4
Common Stock Purchase Agreement, dated May 17, 2013, by and between the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 20, 2013).

99.5	Registration Rights Agreement, dated May 17, 2013, by and among Interleukin and the Purchasers, Pyxis Innovations Inc., Delta Dental Plan of Michigan, Inc. and

SCHEDULE 13D

                        BTIG, LLC (hereby incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on May 20, 2013).

99.6
Securities Purchase Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).

99.7
Registration Rights Agreement, dated July 29, 2016, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on August 1, 2016).

99.8
Joint Filing Agreement dated September 24, 2004 between Pyxis Innovations Inc., Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.), and Alticor Global Holdings Inc. (hereby incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on September 24, 2004).

__________________
* Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.